SIGMA LITHIUM HIGHLIGHTS BRAZIL’S LEADERSHIP IN SUSTAINABLE LITHIUM AT COP30; ENGAGES IN HIGH-LEVEL GLOBAL DIALOGUES ON ENERGY TRANSITION, CRITICAL MINERALS AND ESG INNOVATION

HIGHLIGHTS

•	Reinforced Brazil’s potential to lead the global sustainable lithium market through its Quintuple Zero production model and socio-environmental initiatives in the Jequitinhonha Valley.
•	Participated in strategic dialogues with governments, multilateral institutions, global companies and civil society during COP30 in Belém.
•	Presented its pioneering ESG mining practices: zero tailings dams, 100% renewable energy, zero use of potable water and zero hazardous chemicals.
•	Contributed to key ministerial, academic and industry discussions shaping the critical minerals agenda ahead of Brazil’s presidency of COP30.

São Paulo, December 1, 2025. Sigma Lithium Corporation (TSXV/NASDAQ: SGML, BVMF: S2GM34), a leading global lithium producer dedicated to powering the next generation of electric batteries with carbon neutral, socially and environmentally sustainable lithium concentrate, strengthened its role as an international reference in sustainable mining by participating in high-level policy, climate and industry discussions at COP30 in Belém, Brazil.

Across multiple official panels, ministerial dialogues, academic forums and sector roundtables, Sigma Lithium reinforced that Brazil has the conditions to lead the global sustainable lithium market, combining resource abundance, a mature industrial base, strong ESG standards and a unique model of socio-environmental responsibility developed in the Jequitinhonha Valley.

ENGAGED IN HIGH-LEVEL GLOBAL ENERGY TRANSITION DIALOGUES AT COP30

Sigma Lithium’s senior executives — including Co-Chair and CEO Ana Cabral, Vice President of Sustainability Lígia Pinto, and Vice President of Business Development and International Affairs Daniel Abdo — participated throughout COP30 in key sessions focused on sustainable mineral supply chains, energy transition, and climate-aligned industrial development.

▪	EY & IBRAM – Strategic Roadmap for the Future of Mining: In this session, Lígia Pinto presented Sigma Lithium’s commitment to renewable energy, biodiversity protection and community development, demonstrating how the Company’s data-driven operational model aligns with the ESG priorities shaping the future of the global mining sector.
▪	Blue Zone Panel – Opportunities & Challenges for Mining in a Changing Climate: Representing Sigma Lithium, Ana Cabral contributed to a high-level dialogue on mining’s evolving role in food security, clean technologies and climate resilience, emphasizing the Company’s responsible operational practices and its leadership across critical mineral supply chains.
▪	Brazil Energy Policy Review 2025 – Launch Session: Daniel Abdo joined policymakers and industry leaders to examine long-term energy planning in Brazil, highlighting Sigma Lithium’s alignment with renewable energy deployment and the development of resilient low-carbon infrastructure.
▪	COP30 Roundtable: Decarbonising Mining as a Catalyst for Energy System Transformation — ICMM, World Climate Foundation & IBRAM: At the World Climate Impact Hub Pavilion, Daniel Abdo engaged with ministers, regulators and multilateral institutions to discuss how policy and regulatory frameworks can unlock mining decarbonisation and accelerate a sustainable and inclusive global energy transition.

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▪	ICOP Fireside – Frameworks That Deliver: During this conversation, Ana Cabral underscored the importance of transparency, tax incentives and robust disclosure standards as essential tools to enable climate-aligned capital flows and strengthen investor confidence in the transition to a low-carbon economy.
▪	World Climate Foundation – Financing the Future: Sovereign Risk & Resilience: In this session, Lígia Pinto discussed how climate shocks influence sovereign risk, reinforcing the central role of ESG data, ecosystem restoration and long-term climate planning in supporting financial stability and resilience.
▪	Ministerial Dialogue – Brazil MME, CEBRI & Global Clean Power Alliance: Daniel Abdo joined global stakeholders to address bottlenecks in the supply of copper and lithium, exploring their implications for climate security and highlighting Brazil’s strategic potential to lead clean-energy supply chains worldwide.
▪	Casa Diálogo – Creating Value from Critical Minerals: Presenting Sigma Lithium’s Quintuple Zero ESG model, Ana Cabral positioned the Company as an international benchmark for mining aligned with environmental protection, economic development and social inclusion.
▪	IBRAM & CNI – Critical Minerals for Economic Transformation: In dialogue with climate experts and government leaders, Daniel Abdo reinforced the strategic relevance of lithium for electric mobility, renewable energy storage and global energy-transition strategies, underscoring Sigma Lithium’s role in this transformation.

Beyond these key engagements, Sigma Lithium’s executives also participated in a series of additional COP30 sessions across the Blue Zone and government pavilions, strengthening the Company’s dialogue with policymakers, multilateral institutions, industry leaders and civil society. These engagements further reinforced Sigma Lithium’s role as a trusted partner in advancing responsible mineral supply chains and supporting Brazil’s leadership in the global energy transition.

At the conclusion of the Company’s participation at COP30, Ana Cabral commented: “At COP30, we see clearly that the future of the energy transition depends on responsible, low-carbon supply chains for critical minerals. Brazil has the resources, talent and capability to lead this transformation. Sigma Lithium is proud to demonstrate that it is possible to produce lithium at scale with zero tailings dams, zero hazardous chemicals and zero use of potable water — while generating long-term value for the communities of the Jequitinhonha Valley.”

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric batteries with carbon neutral, socially and environmentally sustainable lithium oxide concentrate.

The Company operates one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide—at its Grota do Cirilo Operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain, producing Quintuple Zero Green Lithium: zero coal power, zero tailings dams, zero utilization of potable water, zero use of hazardous chemicals and zero accidents.

Sigma Lithium currently produces 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 38,000–40,000 tonnes of LCE) at its state-of-the-art Greentech Industrial Lithium Plant. The Company is now constructing a second plant to double production capacity to 520,000 tonnes of lithium oxide concentrate (approximately 77,000–80,000 tonnes of LCE).

For more information about Sigma Lithium, visit our website

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President Investor Relations

anna.hartley@sigmalithium.com.br

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Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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